Exhibit 9
[Tennenbaum Capital Partners Letterhead]
Board of Directors of Online Resources Corporation
c/o Mr. Matthew P. Lawlor, Chairman & Chief Executive Officer
4795 Meadow Wood Lane
Chantilly, VA 20151
February 3, 2009
Ladies and Gentlemen:
Your three sentence January 19, 2009 letter, and the brief follow on phone call from Michael Heath, failed to address any of the concerns and substantive suggestions to increase shareholder value set forth in our December 23, 2008 letter. Accordingly, Tennenbaum Capital Partners, LLC has decided to nominate three highly qualified individuals for election at the Company’s 2009 annual meeting of stockholders. In the coming days we will provide further details to you and our fellow stockholders about our nominees.
Sincerely,
/s/ Michael Leitner
Michael Leitner
Managing Partner
Tennenbaum Capital Partners